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                                May 19, 2023

       Oscar Brown
       Chief Financial Officer
       FREYR Battery
       22-24, Boulevard Royal
       L -2449 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: FREYR Battery
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-40581

       Dear Oscar Brown:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Financial Condition, Liquidity and Capital Resources, page 28

   1. We note that you are currently in the process of constructing and equipping your battery manufacturing
facilities. In light of the fact that the construction of these facilities appears to be integral to the
continuation of your business, please consider revising this section of
                                                        MD&A in future filings
to expand your disclosures to include the estimated costs to construct and equip
your facilities, including the Giga Artic and the Giga America facilities. Further
expand your disclosures to discuss the periods over which the costs of these two facilities
will be incurred to allow an investor to understand the amount of capital required for
each of these capital expenditures, but also when the cash
                                                        requirements will be
incurred. Refer to Item 303(b)(1)(ii)(A) of Regulation S-K and
                                                        Section IV of SEC
Release Nos. 33-8350 and 34-48960 for guidance.
 Oscar Brown
FREYR Battery
May 19, 2023
Page 2
Consolidated Statements of Shareholders Equity, page F-5

2. Please tell us, and revise future filings to disclose what the Luxembourg reorganization line item represents, and explain how you determined that $139.9 million and $116.9 million should be presented for ordinary shares as of December 31, 2022 and December
         31, 2021, respectively. In this regard, we note your disclosure that your ordinary shares haves no par value, however the amount recorded for 116,440,191 ordinary shares related to the Business Combination and the amount related to the 2022 issuance of stock for cash appear to reflect a $1 par value. Please advise or revise accordingly. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire
Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.



FirstName LastNameOscar Brown                                Sincerely,
Comapany NameFREYR Battery
                                                             Division of
Corporation Finance
May 19, 2023 Page 2                                          Office of
Manufacturing
FirstName LastName